SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

# Earnings Release 1st QTR 2016

TIMP3
NOVO MERCADO
BM&FBOVESPA

TIM
Evoluir é fazer diferente

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the First Quarter of 2016

•

Confirming #1 position in 4G coverage: 439 cities, ~7x vs. March 2015

•

4G Network evolving fast: ~60% of urban population covered with 4G.

•

4G users reached over 9 million lines, or near 14% of total subscribers

•

Smartphones penetration in our base reached ~70%, well above the 55% in 1Q15

•

ARPU grew 3% YoY, confirming the positive trend started last quarter

•

Innovative Revenues growth accelerated to 26% YoY, pushing Data Services to represent 43% of mobile serv. net revenues (+9pp from 1Q15)

•

Fixed Net Revenues driven by TIM Live grew 14% in 1Q16

•

Cost Efficiency Plan reached ~40% of the triannual goal of 1bln Reais

•

EBITDA Margin expansion to 30.2% in 1Q16 (vs. 29.5% in 1Q15)

Conference Call in English:

Conference Call in Portuguese:

May 12th, 2016, at:

May 12th, 2016, at:

2:30 PM Brasília time

12:30 PM Brasília time

1:30 PM US EDT

11:30 AM US EDT

Tel.: +1 888 700-0802 (USA)

Tel.: +55 11 3193-1001 or +55 11 2820-4001 (Brazil)

       +55 11 3193-1001 or +55 11 2820-4001 (Brazil)

               Code: TIM

       +1 786 924-6977 (other countries)

Code: TIM

FINANCIAL PERFORMANCE

OPERATING REVENUES

Top line performance of -15% YoY was driven by (i) a tough macroeconomic environment, (ii) an additional MTR cut, (iii) the ongoing phenomenon of voice-to-data migration, whilst an important change in handset strategy. All in all, those downward trends overcame the reacceleration of VAS revenues of 14% YoY, pointing to Net Revenues of R$3,854 million in 1Q16.

Net Revenues breakdown and other highlights are presented as follows:

Usage and monthly fee net revenues ended 1Q16 down 18.2% YoY, mostly impacted by a continuing migration from voice towards data usage. Minutes of Use (MOU) came at 119 minutes in 1Q16, virtually in-line with last year after a sequential decline over past quarters, thanks to the new portfolio and its off-net allowance. Even though the recovery has not yet been sufficient to revert the negative trend in revenues, the first signs of the positive impacts of the new portfolio are starting to appear as the new offers are attracting higher outgoing ARPU customers in all segments.

+14%
VAS Revenues (YoY)

Value Added Services (VAS) net revenues rose 13.8% YoY in 1Q16 as innovative revenues (connectivity services + content & other VAS) became even more relevant in the business. Although short-message revenues continues to negatively impact on total Value-Added-Service line, Innovative Revenues rose 26.3% YoY in 1Q16, accelerating when compared to last quarter even with a more challenging comparative base. Altogether, VAS revenues totaled 43.0% of mobile net service revenues, and 47.0% of business generated revenues, which represents a positive impact for the company's margin.

Innovative revenues growth was driven by the Company’s strategy to switch clients to 4G technology and the increase of smartphone penetration to 68.1%, stimulating data usage. BOU (bytes of use) rose ~48% in comparison to 1Q15.

+26%
Innovative Revenues
(YoY)

Long Distance net revenues continue to be strongly exposed to the switch from voice-to-data. In 1Q16, this revenue stream was down by 19.7% YoY. The commoditization of LD services is speeding up and has impacted its performance in the past quarters.

Interconnection net revenues dropped by 34.8% YoY in 1Q16 due to a combination of the sharp cut on MTR price in February, the change in the dynamic of overall voice traffic and SMS messaging reduction. In all, interconnection revenues continue to be one of the main causes for mobile service revenues to reduce in the period, declining by approximately R$160 million YoY in the first quarter. Excluding the MTR cut effects, Mobile Net Service Revenues would have fallen 5.4% instead of 9.2%.

As a consequence of consecutive MTR cuts combined with migration from voice to data, the VU-M incidence on net service revenues has been decreasing significantly every quarter, reaching its lowest level in 1Q16 at approximately 7.0%.

Other Mobile net revenues decreased by 9.1% YoY in 1Q16, mainly driven by the decline in tower sharing revenues as a consequence of the sale-leaseback transaction.

ARPU (average revenue per user) reached R$17.2 in 1Q16, up 3.0% YoY. A remarkable result driven by the impact of the new portfolio as the clients spend more in data and the value base increases in all segments (prepaid, controle and postpaid). As for ARPU from VAS, it posted a significant increase of ~29% YoY in 1Q16, so far the best result for the metric which is responsible for sustaining innovative revenues growth.

Fixed services net revenues rose 14.3% YoY, a solid first quarter. This performance confirms the resilience of TIM Corporate Solutions fixed services and at the same time proves how attractive the TIM Live proposition is. Oncemore, the residential fixed broadband segment doubled its revenues compared to 1Q15.

Handset sales result for 1Q16 shows the impacts of the significant change in strategy the company is implementing since 2H15, together with macroeconomic headwinds and FX volatility.

Product net revenues were down by 61.2% in the period, however with a better margin. In all, handset units sales were down by 79% YoY, in 1Q16, to 361 thousand units while average price increased by 100% YoY in the same period. These movements are a clear consequence of swiching the approach from volume to value. Despite all, smartphone penetration reached 68.1% of total base.

OPERATING COSTS AND EXPENSES

Costs and expenses continue to present multiple trends, however Total Opex downward trend can be mainly explained by (i) the Efficiency Program (ii) MTR cut and (iii) handset business. The Efficiency Program reached, in 1Q16, ~40% of its triennial target of >1 billion Reais.

Operating expenses analysis for 1Q16 are presented as follows:

As a part of the Company’s Efficiency Plan, TIM conducted in 1Q16 a layoff program which along with other transformation costs impacted the Personnel expenses line. Excluding those effects, Personnel expenses totaled R$272 million, up by 7.1% YoY in 1Q16. By the end of the quarter, our workforce totaled 12,294 people, down by 5.9% when compared to 4Q15.

Selling & Marketing expenses decreased by 9.0% YoY in 1Q16 due to (i) significant decrease in advertising prior to the launch of the new institutional campaign as part of corporate identity rebranding efforts and (ii) robust reduction in commissioning expenses (gross additions were down 19% YoY), while installation FISTEL expenses increased 8.1% YoY due to higher net adds (1MM lines in 1Q16 vs 30 thousand lines in 1Q15) and a 28.5% hike in Condecine1 tax.

-16%
Leased lines costs (YoY)

Network & Interconnection costs fell 2.8% YoY in the quarter, still heavily impacted by reductions in (i) MTR prices and (ii) leased lines costs. As expected, VU-M expenses reduced the pace of decline to -21% YoY in 1Q16 (vs. -41% YoY in 1Q15), due to an increase in off-net traffic following our new offers portifolio released last year. Leased lines continued to be an important positive driver for network & interconnection costs with a reduction of 15.7% YoY.

On the negative side, this line is still pressured by higher electricity costs (+41% YoY), sites’ land rental expenses (+20% YoY) as a consequence of network coverage acceleration, and due to the reacceleration of content revenues (VAS) that comes with costs associated.

General & Administrative expenses (G&A) were up 1.6% YoY due to transformation costs associated with the headquarters change process, despite strong cost cutting iniciatives, specially in third party services under the scope of our Efficiency Plan. In order to better understand business performance, excluding that effect, G&A expenses totaled R$137 million, down by 4.3% YoY.

Cost of Goods Sold sharply decreased by 61.3% YoY in 1Q16, due to a reduction of almost 80% in the number of handsets sold. This is a result of not only a tougher macroeconomic environment with negative impacts on consumption and a strong Real devaluation, but most importantly due to the change in TIM’s strategy. Following it’s strong investments in LTE technology, the Company will focus on selling exclusively 4G enable devices, moving from volume to value.

Bad Debt expenses increased by 26.2% YoY in 1Q16, due to a higher focus on postpaid and high end users. As a percentage of gross revenues, Bad Debt reached 1.2% in 1Q16, up when compared to 0.8% in 1Q15.

Other operational expenses fell 22.1% in 1Q16, as a result of the deferred revenues related to the tower sale process and a smaller base for FUST/FUNTTEL taxes.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + total advertising expenses) came at R$28.6 per gross add in 1Q16, a decrease of 7.3% YoY due to a combination of lower commissioning expenses and savings on advertising, regardless of the 4.1% YoY increase in postpaid customers.

SAC/ARPU ratio (indicating the payback per customer) reached 2.0x in 1Q16, posting a decrease when compared to 2.1x in 1Q15.

1.7
payback (months)

FROM EBITDA TO NET PROFIT

EBITDA

Normalized EBITDA (excluding HR and G&A transformation impacts) dropped 13.5% YoY in 1Q16, as a combination of effects that are pressuring the short term performance: (i) traditional services and incoming revenues performance, (ii) more costs with off-net traffic and (iii) higher bad debt provisions. On the positive side, product’s margin is reducing its loads (-R$19 mln in 1Q16 vs. -R$50 mln in 1Q15) and Innovative services are reaccelerating, opposing the loss with traditional services.

As the on going efficiency efforts move ahead, their benefits in 2016 should become more evident as personnel expenses will fall due to the lay off program, the move to the new HQ will be completed, and the introduction of new systems and processes will materialize in more savings.

Following a similar trajectory as revenues’ exposure, VU-M incidence on normalized EBITDA fell oncemore, reaching its lowest level at ~8% in 1Q16. If we exclude the MTR cut effects, normalized Ebitda would have fallen 9.1% instead of 13.5%.

D&A / EBIT

In 1Q16, Depreciation and Amortization increased due to higher network equipment depreciation and higher software amortization, following our Capex deployment intensification. As a consequence, normalized EBIT declined in 1Q16 to R$ 253 million.

NET FINANCIAL RESULT

In 1Q16, Net Financial Result improved versus same period of last year (-7.8% YoY), mainly due to a better financial income performance, with higher investment yield that more than offset the financial cost increase. Lease back after towers sale also impacted the financial expenses in the period.

INCOME AND SOCIAL CONTRIBUTION TAXES

In 1Q16, Income and Social Contribution decreased significantly when compared to 1Q15, mainly due to an effective reduction in the tax base caused by the increase of the regional tax incentives (SUDAM/SUDENE), in proportional comparison with 1Q15. In this way, the effective tax rate reached 10.3% in 1Q16, a relevant decreased compared to 30.7% in 1Q15.

NET PROFIT

In 1Q16, Normalized Net Profit decreased by 54.5% compared to 1Q15, while reported Net Profit summed R$128 million. Normalized EPS (Earnings per Share) reached R$0.06 in 1Q16 (vs. R$0.13 in 1Q15).

CAPEX

In 1Q16, Capex amounted to R$710 million, a decrease of 23.1% when compared to the same period of last year, following tougher and longer negotiations with network equipment vendors. Nevertheless, since 2015 it is already possible to see encouraging results from the Capex cycle, as the conquest of 4G coverage leadership, using a spectrum refarming approach, and the catch up in 3G coverage.

It’s worth highlighting that more than 88% of the total Capex was dedicated to infrastructure, mainly related to 3G and 4G technologies.

R$ 710mln
18.4% on sales

DEBT, CASH AND FREE CASH FLOW

Gross Debt reached R$7,860 million by the end of March/2016, including the leasing recognition in a total value of R$1,288 million following the leaseback of the towers sold in 2015. Excluding towers sale effect, gross debt would have been stable versus. R$6,669 million in 1Q15.

Company's debt is concentrated in long-term contracts (82% of the total), composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top local and international financial institutions.

Approximately 29% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. In 1Q16, average cost of debt was 12.49% vs. 10.88% in 1Q15. Nevertheless, the increase in cost of debt was more than offset by a higher cash yield.

Cash position totaled R$4,384 million by the end of March/2016, an increase vs. R$3,550 in 1Q15. Average cash yield reached 14.37% in 1Q16 compared to 12.24% in 1Q15.

Main movements that affect cash and securities in the last 12 months are demonstrated as follow:

The Company has an investment fund in foreign exchange of R$545.8 million in order to follow the variations of the US Dollar, basically formed by highly liquid public securities. The investment is intended to reduce foreign exchange risk on payments made to suppliers in foreign currency.

Net Debt/EBITDA ratio reached 0.5x in 1Q16 compared to 0.6x in 1Q15. Due to the above mentioned payments, net debt increased to R$3,476 million by the end of March/16, up from R$3,119 million in the same period of last year.

For a better representation and disclosure, starting this quarter, Cash Flow will be presented as a summary of the Cash Flow detailed in the Financial Statements. In 1Q16, Normalized Operating Cash Flow came at -R$1,626 million, a decrease of 8% compared to -R$1,771 million in 1Q15, mainly due to lower capital expenditures in the period.

Normalized decrease in cash and cash equivalents came at R$2,232 million in 1Q16 (vs -R$1,683 million in 1Q15, mainly due to higher loan repayments in the period).

QUALITY AND NETWORK

QUALITY DEVELOPMENTS: Increasing CAPEX starts to pay off

Regarding Anatel’s network quality requirements, TIM kept its solid performance meeting all Agency’s targets. From April/15 to January/16 (last data available), the Company has met all Anatel’s targets for both Voice and Data services (3G/4G) in every single state. This achievement is a result of strong commitment to quality and our goal to accelerate infrastructure development, especially to support data expansion and deliver a better usage experience. Network quality KPIs described below are based on the number of states that have met targets as disclosed by Anatel.

Instant Speed & Average Speed: Anatel’s metrics for instant speed (SMP10) and average speed (SMP11) continues to translate the solid evolution of infrastructure to support data services. Despite technical issues in Rio de Janeiro and São Paulo in September/15 – as mentioned last quarter – such indicadors regained traction and showed significant progress in early 2016. Intensive investments dedicated to 4G and 3G coverage expasion and densification, while focusing on specifics actions to improve quality improvement were important drivers for these results.

NETWORK EVOLUTION: 4G coverage leadership with quality and coverage expansion

Coverage, capacity and quality continues to be the infrastructure main pillars for 1Q16 as highlighted by capex distribution in the quarter with approximately 90% commited to infrastructure. The company continues to focus in projects such as sites densification, hetnet coverage expansion, backhaul development, cell-site fine tuning and others.

TIM hetnet project accelerated in the first quarter, with 234 new sites totaling more than 3.1 thousand in the entire country. When compared to 1Q15, number of sites increased by 86% or 1.4 thousand new hotspots in 1Q16.

In 2016, the company changed the approach used in the MBB project (from cities to clusters) to prioritize investment allocation in the most critical areas. The cluster concept expands the targeted zones to metropolitan areas of cities that were already included in the MBB project in 2015, aiming to provide high quality experience in broadband mobility. The cluster perimeter includes the state capitals and their metropolitan areas, conurbation cities, major coastal cities and main primary access roads. The project has 19 clusters, totaling 268 cities planned to be covered in 2016-2017.

During the first quarter of 2016, TIM kept its leadership in cities covered with 4G technology, reaching 439 cities or 60% of urban population in the country. This remarkable result was accomplished through spectrum refarming. The project consists in using the 1,800MHz band and reorganizing the frequency usage according to the spectrum availability together with coverage optimization. The refarming implementation allows the expansion to new locations with 4G signal.

As for the 3G, TIM expanded its coverage to 21 new cities in 1Q16, reaching 1,860 cities or 82.3% of urban population. GSM coverage stood at almost 95% of urban population.

 OPERATIONAL, MARKETING AND CARING PERFORMANCE

MOBILE MARKET

After 1Q15, following quarters showed increasing deterioration in disconnections due to significant acceleration in multiple SIM cards consolidation process driven by macroeconomic pressures, and strong clean-up actions from operators. 1Q16 showed a sharp reduction in the disconnection pace, mostly driven by the prepaid segment.

Despite an important reduction in the community effect and an overall reduction in the number of total users through 2015, total market prepaid base posted a significant deceleration in it’s downward trend led in 1Q16 chiefly by TIM’s performance, which was the only company to post positive net additions in the segment. As for postpaid, macroeconomic pressures and high penetration of mobile service continue to restrain the segment’s performance, resulting in the deceleration of net additions. As a result, mobile portability became increasingly relevant in this scenario.

TIM’s PERFORMANCE

TIM’s subscriber base reached 67.3 million lines by the end of 1Q16, down 11.2% when compared to 1Q15.

In 3G technology, total customer base reached 37.1 million users, down 8.3% YoY following an increasing penetration of 4G devices. 4G base reached 9.2 million users in 1Q16, an increase of 28.8% over 4Q15 and up by 201% when comparared 1Q15. In the quarter, 4G customer base grew by 2.0 million lines following Company’s ongoing efforts to attract users to the LTE technology, which has been concentrating investiments in coverage and quality.

Overall smartphone penetration reached 68% of the customer base, an important increase of 130bps when compared to 1Q15, as a result of the Company’s strategy of equipping its customers in order to stimulate data services penetration among its users. Unique data users totaled 31.8 million lines, down 5.4% YoY following the 11% contraction in total base in the same period. As a percentage of the total base, unique data users increased to 47% in 1Q16 when compared to the same period last year (44%).

47%
customer base already using data services

TIM’s net additions totaled 1.0 million lines in 1Q16, as a result of strong prepaid lines inflow in the quarter (+1.1 million) after a relevant disconnection of 6.1 million lines in the segment in 4Q15. Total gross additions fell 19% YoY totaling 7.5 million lines in 1Q16 due tougher macro and industry scenario, while disconnections decelerated even further (-30% YoY) at 6.5 million lines in the period helped by the new offers portfolio and a better represented base after the 2015 disconnections. Consequently, churn rate came at 9.5% in 1Q16, an important decrease when compared to 1Q15 (12.3%).

Postpaid customer base reached 13.5 million users by the end of 1Q16, up by 4.1% YoY. Postpaid base ex-M2M grew 5% YoY (+562 thousand lines) while M2M lines fell 2.2% in the same period (-29 thousand lines). In the quarter, postpaid base disconnected 32.8 thousand lines, however, March showed positive net adds, which together with strong Mobile Number Portability (MNP) figures, point to a reversal in the negative trend.

In 1Q16, TIM expanded it’s positive results in postpaid MNP. Since the adoption of the new offers portfolio, launched in November 2015 and due to it’s improving performance, the Company has been posting positive MNP figures in all postpaid segments, reverting years of negative performance. Also in postpaid, gross adds grew 25% YoY in 1Q16.

As for the prepaid segment, TIM added 1.1 million lines in the quarter, while the other operators showed net disconnections in the period. By the end of 1Q16, our prepaid base reached 53.7 million lines, down 14.4% YoY. However, it’s important to highlight that new offer prepaid users have a 94% higher ARPU when compared to other base clients.

FIXED BROADBAND MARKET

Brazilian broadband market continues to suffer in 2016 specially in the low speed segment highlighting the relevance of ultra-broadband (speeds of more than 34Mbps) that grew more than 74% YoY showing less exposure to the macroeconomic environment, with TIM Live standing out in Rio and São Paulo metro areas. The top quality service helped TIM Live to arrive in February as the leading operator in ultra-broadband net adds in 2016, with more than 46% share (18 thousand clients) in those areas (RJ+SP).

TIM Live kept improving all key performance indicators: revenues, clients, market share and coverage. The company closed the quarter with more than 255 thousand clients (+71% YoY), 2.1 million addressable households (+26% YoY) and ARPU growing 12% YoY. The strong performance was driven by the leadership in quality, atested by the Netflix ranking below.

 CORPORATE SOCIAL RESPONSIBILITY & GOVERNANCE

CSR - Energy Consumption

In line with its Environmental and Climate Change Policies guidelines, TIM considers energy consumption as one of its challenges, that evolves according to the table below.

	1Q16	1Q15	% YoY
Electricity consumption in MWh	97,695(*)	105,602	-7.5%
Fuels consumption in liters (gasoline and diesel)	384,392(*)	414,087	-7.2%

(*) Data subject to change - after external verification closing.

Energy efficiency is carried out through some actions such as Swap Project (replacing access equipment with more modern and efficient models) and the RAN Sharing agreement (sharing model of network infrastructure with other telecom operators). (Indicators EN5 and EN6,GRI-G42).

In environmental terms, the RAN Sharing agreement reduces electricity consumption and also has a positive urban impact as it implies in reducing the number of new Radio Base Stations (RBS), minimizing the inconvenience to population. It is estimated that the end of 2015, the RAN Sharing enabled a reduction of 120,000 MWh in electricity consumption, corresponding to a cost savings of approximately 65 million reais (Opex), through the sharing of about 4,500 stations with another telecom operators. Added to these advantages, there is still another important environmental benefit, avoiding the emission of around 15,000t CO2 equivalent, that would be discharged if the electricity had been consumed.

With a significant reduction in visual impact, Biosites help harmonize with the environment and urban infrastructure. Its multifunctionality can add beyond telecommunications transmission, contributing for lighting and security through surveillance cameras. At the end of March 2016, the project reached a total of 109 activated Biosites (68 Biosites at the end of March 2015).

Governance

Seeking to improve transparency and increase disclosure of governance themes TIM is introducing a new section in its Earnings Release on the activies carried by its Board of Directors and Commitees. Find below the highlights for 1Q16.

Board And Commitees Activities

Board of Directors

o

Members: 10 members (3 independents);

o

Meetings: 5 meetings with average attendance of 78%;

o

Most relevant activities:

▪

Analyze financial statements, notes to financial statements and Management Report, all for the fiscal year of 2015 and resolve on its submission to the General Assembly;

▪

Review 2015 Management Proposal considering the allocation of the results for the year and the distribution of dividends, and resolve on its submission to the General Assembly;

▪

Review remuneration proposal for management, Board and Fiscal Council members;

▪

Resolution on the execution of an agreement between related parties;

▪

Deliberate on the Enterprise Risk Management - ERM (Risk Appetite of the Company);

▪

Deliberate on hiring new independent audititors.

Fiscal Council

o

Members: 3 members (3 independents);

o

Meetings: 1 meeting; average attendance 100%;

o

Most relevant activities:

▪

Discussion on Labor, Civil, Tax and Regulatory contingencies;

▪

Opinion on Company's Directors and Financial Statements Report for the year of 2015;

▪

Opinion on 2015 Management Proposal regarding the allocation of the results for the year and the distribution of dividends.

Statutory Audit Commitee

o

Members: 3 members (3 independents);

o

Meetings: 7 meeting; average attendance 100%;

o

Most relevant activities:

▪

Monitor and Supervision of Annual SOx Certification Process & Internal Deficiencies Control;

▪

Opinion on an agreement between related parties;

▪

Analysis of Enterprise Risk Management Report (ERM) for the year 2015 and assesement on ERM Plan for 2016;

▪

Discussion on Labor, Civil, Tax and Regulatory contingencies;

▪

Opinion on Company's Directors and Financial Statements Report for the year of 2015;

▪

Opinion on 2015 Management Proposal regarding the allocation of the results for the year and the distribution of dividends;

▪

Present the Compliance Plan for 2016;

▪

Evaluate due diligence and status of TIM’s Anti-corruption programe;

▪

Opinion on the selection of new independent auditors.

Compensation Board

o

Members: 3 members;

o

Meetings: 1 meeting; average attendance 100%;

o

Most relevant activities:

▪

Opinion on the remuneration proposal for management, Board and Fiscal Council members.

Control and Risk Board

o

Members: 5 members (2 independent);

o

Meetings: 3 meeting; average attendance 93%;

o

Most relevant activities:

▪

Monitor and Supervision of Annual SOx Certification Process & Internal Deficiencies Control;

▪

Supervision and evaluation of internal audit committee;

▪

Analysis of Enterprise Risk Management Report (ERM) for the year 2015 and assement on ERM Plan for 2016;

▪

Evaluate due diligence and status of TIM’s Anti-corruption programe;

▪

Present the Compliance Plan for 2016.

STOCK PERFORMANCE

TIMP3 ended 1Q16 at R$8.00, down by 24.8% in the last 12 months mostly due to the pressured macroeconomic scenario and M&A speculation, while the Bovespa Index (Ibovespa) was down 2.1% over the same period. The Company's ADRs closed 1Q16 at US$11.06, a decrease of 33.3% in the last 12 months.

REVISION OF PREVIOUS YEARS

During the preparation of the interim financial statements related to the First quarter of 2016, the Company identified errors related to prior years/periods in relation to the revenue recognition for prepaid credits sold by third parties (“trading partners”). Even though the pre-paid revenue is recognized based on the consumption of the credits by the clients, during the reconciliation process, it was identified an undue adjustment related to the difference of the credits hold by the trading partners and the credits effectively activated in the pre-paid operational system. Based on the quantitative and qualitative analysis performed by the Company’s management, it was concluded that such adjustments were immaterial in the last three years. However, because of the significance of the cumulative out-of-period adjustment to the interim financial information for the three-month period ended March 31, 2016, the previous financial statements for the fiscal years ended December 31, 2015, 2014 and 2013, as well as the interim financial information for the three-month period ended March 31, 2015, will be revised.

The Company's Management concluded that this error did not affect materially, quantitatively and qualitatively, the annual and interim financial statements for the previous years/periods. The net impacts on the income statement for the years ended 2015, 2014 and 2013 were R$ 14 million, R$ 3 million and R$ 67 million, respectively, and R$ 440 million on retained earnings at January 1st 2013. For the quarter ended March 31, 2015 was of R$5 million.

Effects on the Income Statemen (R$)	2015	1Q15	2014	2013
Net Revenues	3,413,965	4,595,457	3,951,160	104,337,871
Net Profit	14,297,581	4,730,617	2,683,939	67,344,172

Effects on the Balance Sheet (R$)	Dec/15	Mar/15	Dec/14	Dec/13
Total Assets	152,735,527	148,771,254	146,048,518	140,910,367
Total Liabilities	(508,457,677)	(511,221,614)	(516,068,249)	(513,614,038)
Shareholders’ Equity	(355,722,150)	(362,450,360)	(370,019,731)	(372,703,670)

Additionally, such adjustments have not impacted the Company’s cash and cash equivalents position, neither changed the cash flows financial statements nor impacted the compliance with the provisions of covenants clauses for the Financing of the Company.

Consequently, this error on prior periods resulted in the following adjustments to the following accounting items in the financial statements:

1.

Taxes and contributions recoverable;

2.

Trading partners;

3.

Deferred revenue, net of commissions to trading partners;

4.

Equity;

5.

Revenues, net of tax on sales;

6.

Commissions to trading partners;

7.

Other retentions;

8.

Interests on Taxes;

9.

Income taxes and social contribution on above adjustments.

Further details can be seen in the Quartely Financial Statements Note 2E

 SUBSEQUENT EVENTS

New Market Positionig and New Brand

On the 15th of April TIM Brasil launched a new institutional campaign featuring the launch of a new logo and a new tag line “Evoluir é fazer diferente” (Evolve is doing differently). The new tag line represents a new market positioning and points to different form in facing the relationship with the customers. This transformation is part of a journey that has been conducted by the company, focusing on quality and better user experience.

TIM Brasil’s new positioning seeks to fulfill consumers’ needs by understanding what they value and earn their trust based in three pillars: (i) INNOVATION which is already in the company's DNA and will continue as a priority, with new plans, offers, partnerships and technologies; (ii) QUALITY is extremely important in this new route. TIM worked to become a leader in 4G coverage and maintain strong investments in infrastructure to deliver the best to its customers and be prepared for the future; (iii) USER EXPERIENCE, complement the two other pillars by establishing a new relationship with clients and acting so that everyone receives the best caring experience, great services and transparent relationship with the company.

Find below links to videos related to the launch:

TIMx promotional event video: https://www.youtube.com/watch?v=zVcsGZLLeHA (only in Portuguese)

New campaign video: https://www.youtube.com/watch?v=EC0SxYojDkw (only in Portuguese)

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the first quarter of 2015 (1Q15) and fourth quarter of 2015 (4Q15), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATION CONTACTS

Telephones: (+55 21) 4109-3360 / 4109-4017 / 4109-3751 / 4109-3446

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ir

For more information about TIM please click on this link.

Twitter: @TIM_RI

TIM IR App:

ATTACHMENTS

Attachment 1:

 Balance Sheet

Attachment 2: Income Statements

Attachment 3:

 Cash Flow Statements

Attachment 4:

 Operational Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website.

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet

(R$ Thousands)

| DESCRIPTION | 1Q16 | 1Q15[2] | % QoQ | 4Q15[2] | % YoY |
|---|---|---|---|---|---|
| R$ thousands | | | | | |
| **ASSETS** | **33,405,252** | **35,556,387** | **-6.0%** | **32,093,410** | **4.1%** |
| **CURRENT ASSETS** | **10,115,750** | **12,040,246** | **-16.0%** | **10,178,626** | **-0.6%** |
| Cash and cash equivalents | 3,838,340 | 6,100,403 | -37.1% | 3,550,188 | 8.1% |
| Short-term investments | 545,793 | 599,414 | -8.9% | - | n.a. |
| Accounts receivable | 2,819,260 | 2,858,089 | -1.4% | 3,223,756 | -12.5% |
| Inventories | 182,075 | 141,720 | 28.5% | 385,687 | -52.8% |
| Indirect recoverable Taxes | 853,080 | 924,624 | -7.7% | 1,322,193 | -35.5% |
| Direct recoverable Taxes | 245,254 | 329,722 | -25.6% | 412,185 | -40.5% |
| Prepaid expenses | 927,831 | 210,056 | 341.7% | 975,691 | -4.9% |
| Derivative contracts | 416,496 | 608,915 | -31.6% | 112,059 | 271.7% |
| Leasing | 2,057 | 1,969 | 4.5% | 1,525 | 34.9% |
| Other assets | 285,563 | 265,334 | 7.6% | 195,341 | 46.2% |
| **NONCURRENT** | **23,289,502** | **23,516,141** | **-1.0%** | **21,914,784** | **6.3%** |
| **Noncurrent assets** | **2,804,621** | **2,889,601** | **-2.9%** | **3,524,954** | **-20.4%** |
| Long-term investments | - | - | n.a. | 40,911 | -100.0% |
| Accounts receivable | 25,597 | 24,861 | 3.0% | 27,872 | -8.2% |
| Indirect recoverable Taxes | 806,874 | 817,676 | -1.3% | 588,309 | 37.2% |
| Direct recoverable Taxes | 170,775 | 170,520 | 0.1% | 163,194 | 4.6% |
| Deferred income and social contribution taxes | 23,846 | 14,526 | 64.2% | 870,977 | -97.3% |
| Judicial deposits | 1,154,271 | 1,106,041 | 4.4% | 1,016,618 | 13.5% |
| Prepaid expenses | 57,479 | 55,234 | 4.1% | 63,233 | -9.1% |
| Derivative contracts | 354,481 | 490,659 | -27.8% | 547,174 | -35.2% |
| Leasing | 199,081 | 197,966 | 0.6% | 194,732 | 2.2% |
| Other assets | 12,218 | 12,117 | 0.8% | 11,933 | 2.4% |
| **Permanent Assets** | **20,484,881** | **20,626,540** | **-0.7%** | **18,389,831** | **11.4%** |
| Property, plant and equipment | 10,328,850 | 10,667,347 | -3.2% | 8,928,056 | 15.7% |
| Intangibles | 10,156,031 | 9,959,193 | 2.0% | 9,461,774 | 7.3% |
| **LIABILITIES** | **33,405,252** | **35,556,387** | **-6.0%** | **32,093,410** | **4.1%** |
| **CURRENT LIABILITIES** | **7,157,202** | **9,166,864** | **-21.9%** | **8,055,048** | **-11.1%** |
| Suppliers | 2,514,376 | 3,734,555 | -32.7% | 3,973,635 | -36.7% |
| Loans and financing | 1,677,099 | 2,326,186 | -27.9% | 1,252,763 | 33.9% |
| Derivative contracts | 70,089 | 109,512 | -36.0% | 64,374 | 8.9% |
| Leasing | 49,170 | 38,592 | 27.4% | 3,902 | 1160.3% |
| Salaries and related charges | 219,979 | 199,373 | 10.3% | 248,733 | -11.6% |
| Indirect taxes, charges and contributions | 453,067 | 501,768 | -9.7% | 556,382 | -18.6% |
| Direct taxes, charges and contributions | 110,745 | 213,880 | -48.2% | 113,739 | -2.6% |
| Dividends payable | 524,749 | 524,779 | 0.0% | 420,945 | 24.7% |
| Authorizations payable | 472,871 | 467,687 | 1.1% | 435,083 | 8.7% |
| Deferred Revenues | 1,057,381 | 1,043,239 | 1.4% | - | n.a. |
| Other liabilities | 7,677 | 7,292 | 5.3% | 985,492 | -99.2% |
| **NON CURRENT LIABILITIES** | **9,557,441** | **9,812,201** | **-2.6%** | **8,767,360** | **9.0%** |
| Loans and financing | 5,363,565 | 5,600,250 | -4.2% | 5,799,412 | -7.5% |
| Derivative contracts | 9,328 | - | n.a. | 10,892 | -14.4% |
| Leasing | 1,582,224 | 1,579,914 | 0.1% | 328,481 | 381.7% |
| Authorizations to pay | 707,238 | 690,285 | 2.5% | 970,954 | -27.2% |
| Indirect taxes, charges and contributions | 105 | 103 | 2.3% | 96 | 9.7% |
| Direct taxes, charges and contributions | 245,452 | 243,151 | 0.9% | 232,039 | 5.8% |
| Deferred income and social contribution taxes | 118,297 | 120,730 | -2.0% | 563,486 | -79.0% |
| Provision for contingencies | 410,380 | 415,611 | -1.3% | 427,791 | -4.1% |
| Pension plan | 1,275 | 1,275 | 0.0% | 644 | 97.9% |
| Asset retirement obligations | 23,467 | 31,609 | -25.8% | 274,110 | -91.4% |
| Deferred Revenues | 1,065,530 | 1,098,689 | -3.0% | - | n.a. |
| Other liabilities | 30,580 | 30,585 | 0.0% | 159,455 | -80.8% |
| **SHAREHOLDERS' EQUITY** | **16,690,609** | **16,577,323** | **0.7%** | **15,271,002** | **9.3%** |
| Capital | 9,866,298 | 9,866,298 | 0.0% | 9,866,298 | 0.0% |
| Capital reserves | 1,443,781 | 1,442,097 | 0.1% | 1,346,026 | 7.3% |
| Income reserves | 5,255,991 | 5,628,018 | -6.6% | 4,114,635 | 27.7% |
| Accumulated losses | - | (355,722) | -100.0% | (365,289) | -100.0% |
| Treasury Stocks | (3,369) | (3,369) | 0.0% | (3,369) | 0.0% |
| Net Income for the period | 127,907 | - | n.a. | 312,701 | -59.1% |

[2] Refer to revision of previous years section

Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements

(R$ Thousands)

Attachment 3

TIM PARTICIPAÇÕES S.A.

Cash Flow Statements

(R$ Thousands)

Attachment 4

TIM PARTICIPAÇÕES S.A.

Operational Indicators

Footnotes

1 Condecine is a contribution to the film industry development that composes the maintance FISTEL (TFF).

2 GRI-G4 Global Reporting Initiative, na international reporting standard on performance indicators, used by TIM on its Sustainability Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 11, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.